EXHIBIT 99.1
                                                                    ------------


Calgary, Alberta, Canada - November 5, 2002

                   THIRD QUARTER RESULTS - SEPTEMBER 30, 2002
                PRECISION MEETS PREVIOUSLY ANNOUNCED EXPECTATIONS

Precision Drilling Corporation (Precision or the Corporation) today reports diluted earnings per share of $0.22 and $1.51 for the three and nine month periods ended September 30, 2002, respectively. Revenue declined by 19% to $382.8 million in the third quarter of 2002 compared to the same period in 2001.

The 2001 comparative numbers have been restated to give effect to the retroactive application of the new Canadian accounting standard for foreign exchange gains and losses on translation of US dollar denominated long-term debt. The new standard, which is consistent with US practice, resulted in a decrease in earnings per share of $0.03 for each of the three and nine month periods ended September 30, 2001.

Activity levels in Canada and the US have been negatively impacted by continued skepticism as to the sustainability of relatively high commodity prices, particularly natural gas. The strong cash flow being generated by our customers is being directed to strengthening balance sheets in the face of these uncertain times. In addition, wet weather conditions in many Canadian drilling regions in August and September hampered the movement of oilfield service equipment to well site locations.

We continue to invest in our international businesses to increase our geographic presence to enable us to rapidly deploy the new tools being introduced by our Technology Services Group. Certain international operations, such as South America, are being negatively impacted by regional political and economic conditions.

The Contract Drilling Group saw revenue decline year over year by 36% and 25%, respectively for the three and nine month periods ended September 30. Consistent with overall industry activity, the utilization rate for our Canadian drilling rig fleet declined to 34% in the third quarter of 2002 compared to 47% in the same period in 2001. Reduced demand for drilling rigs has resulted in downward pressure on pricing. Similar activity declines have been experienced by the service rig fleet. International drilling operations saw activity decline in the third quarter of 2002 versus 2001 primarily as a result of a reduction in the number of rigs working in Venezuela. This was partially offset by additional rigs working in Mexico.

The Technology Services Group experienced a marginal reduction in revenue from $170.3 million in the third quarter of 2001 to $161.6 million in 2002. Revenue declines of 25% and 32% in Canada and the US, respectively, were offset by increases in all the group's other operating regions, namely Latin America, Europe/Africa, Middle East and Asia/Pacific. Operating earnings declined by $20.4 million in the third quarter of 2002 compared to the same period in 2001. Declines in Canadian and US revenue and operating earnings are consistent with the slow down in North American oilfield activity whilst increased international revenue resulted from continued efforts to globalize this group's operations. Compared to the second quarter of 2002 revenue increased $14.6 million and operating earnings improved by $8.1 million. These improvements demonstrate the operating leverage associated with this business.

Research and engineering expenditures increased $1.8 million in the third quarter year over year as work to develop and roll out the new suite of tools is being accelerated. Growth of our international infrastructures has also resulted in increased costs year over year.

The Rental and Production Group saw revenue remain relatively consistent with the prior year at $64.6 million in the third quarter of 2002 compared to $61.0 million in 2001; however, the business mix within the segment has changed significantly. The industrial plant maintenance operation accounted for 63% of segment revenue in the three months ended September 30, 2002 compared to 54% in the same period of 2001. This increase is primarily the result of commissioning work performed at a new heavy oil upgrading plant and continued high levels of maintenance work at oilsands projects in Northern Alberta. The gas compression packaging business has maintained revenue and margins in the face of stiff competition. Decline in the oilfield rental business was consistent with the overall slow down of oilfield activity in Canada.

This document contains forward-looking statements based upon current expectations that involve a number of business risks and uncertainties. Such forward-looking statements involve known and unknown risks and uncertainties which may cause the actual results, performance or achievements of Precision to be materially different from any future results, performances or achievements expressed or implied by such forward-looking statements. The factor that could cause results to differ materially include, but are not limited to: fluctuations in, and uncertainty with respect to, the market for oil and gas and related products and services; political, national and regional economic conditions in countries in which Precision does business; weather conditions; fluctuations in foreign currency exchange rates; the ability to attract and retain key personnel or other unforeseen conditions, which are described in further detail in Precision's filings with the Securities and Exchange Commission.

           CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

                                                              THREE MONTHS ENDED                   NINE MONTHS ENDED
                                                                SEPTEMBER 30,                         SEPTEMBER 30,
CDN $000'S, EXCEPT PER SHARE AMOUNTS (UNAUDITED)           2002               2001               2002              2001
----------------------------------------------------------------------------------------------------------------------------
                                                                           (restated)                           (restated)
Revenue                                               $    382,830      $     474,016     $    1,294,898     $   1,497,588

Expenses:
    Operating                                              278,265            304,216            897,910           942,833
    General and administrative                              39,161             38,857            118,894           115,279
    Depreciation and amortization                           32,428             33,483            104,099           108,936
    Research and engineering                                 8,990              7,187             25,278            22,434
    Foreign exchange                                           360                (14)             4,413               257
    ------------------------------------------------------------------------------------------------------------------------
                                                           359,204            383,729          1,150,594         1,189,739
----------------------------------------------------------------------------------------------------------------------------

Operating earnings                                          23,626             90,287            144,304           307,849

Interest                                                     8,722             10,297             26,176            34,736
Dividend income                                                  -                  -                (39)           (1,106)
Gain on disposal of investments                             (1,000)                 -             (1,000)           (1,356)
----------------------------------------------------------------------------------------------------------------------------

Earnings before income taxes, non-controlling
      interest and goodwill amortization                    15,904             79,990            119,167           275,575
Income taxes:
    Current                                                 24,964              7,460             68,081            16,821
    Future                                                 (21,625)            22,942           (32,374)            82,104
    ------------------------------------------------------------------------------------------------------------------------
                                                             3,339             30,402             35,707            98,925
----------------------------------------------------------------------------------------------------------------------------

Earnings before non-controlling interest and
     goodwill amortization                                  12,565             49,588             83,460           176,650

Non-controlling interest                                       319                  -              1,058                 -
----------------------------------------------------------------------------------------------------------------------------

Earnings before goodwill amortization                       12,246             49,588             82,402           176,650
Goodwill amortization, net of tax                                -              7,940                  -            23,820
----------------------------------------------------------------------------------------------------------------------------

Net earnings                                                12,246             41,648             82,402           152,830
Retained earnings, beginning of period                     598,975            453,467            528,819           342,285

Retained earnings, end of period                      $    611,221      $     495,115     $      611,221     $     495,115
===========================================================================================================================

Earnings per share before goodwill amortization:
    Basic                                             $       0.23      $        0.93     $         1.54     $        3.34
    Diluted                                           $       0.22      $        0.92     $         1.51     $        3.25
---------------------------------------------------------------------------------------------------------------------------
Earnings per share:
    Basic                                             $       0.23      $        0.78     $         1.54     $        2.89
    Diluted                                           $       0.22      $        0.77     $         1.51     $        2.81
---------------------------------------------------------------------------------------------------------------------------

Common shares outstanding (000's)                           53,944             53,107             53,944            53,107
Weighted average shares outstanding (000's)                 53,923             53,091             53,599            52,884
Diluted shares outstanding (000's)                          54,871             53,772             54,717            54,419
===========================================================================================================================

CONSOLIDATED BALANCE SHEETS


                                                                    SEPTEMBER 30,      DECEMBER 31,
CDN $000'S                                                             2002               2001
---------------------------------------------------------------------------------------------------
                                                                     (unaudited)       (restated)
ASSETS

Current assets:
    Cash                                                         $      24,116      $     13,231
    Accounts receivable                                                422,242           474,528
    Inventory                                                          135,092           111,393
    -----------------------------------------------------------------------------------------------
                                                                       581,450           599,152

Property, plant and equipment, net of accumulated depreciation       1,462,636         1,418,609
Intangibles, net of accumulated amortization                            71,799            74,004
Goodwill                                                               545,377           545,377
Other assets                                                            12,340            14,216
---------------------------------------------------------------------------------------------------
                                                                 $   2,673,602      $  2,651,358
===================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
    Bank indebtedness                                            $     104,875      $     85,384
    Accounts payable and accrued liabilities                           243,513           253,342
    Income taxes payable                                                 9,780            12,764
    Current portion of long-term debt                                   29,228            31,743
    -----------------------------------------------------------------------------------------------
                                                                       387,396           383,233

Long-term debt                                                         440,466           496,200
Future income taxes                                                    323,582           355,078
Non-controlling interest                                                 1,926               868

Shareholders' equity:
    Share capital                                                      909,011           887,160
    Retained earnings                                                  611,221           528,819
    -----------------------------------------------------------------------------------------------
                                                                     1,520,232         1,415,979

---------------------------------------------------------------------------------------------------
                                                                 $   2,673,602      $  2,651,358
===================================================================================================

Common shares outstanding (000's)                                       53,944            53,176
Common share purchase options outstanding (000's)                        4,171             4,406
===================================================================================================

CONSOLIDATED STATEMENTS OF CASH FLOW

                                                              THREE MONTHS ENDED                    NINE MONTHS ENDED
                                                                 SEPTEMBER 30,                        SEPTEMBER 30,
CDN $000'S, EXCEPT PER SHARE AMOUNTS (UNAUDITED)            2002              2001               2002              2001
----------------------------------------------------------------------------------------------------------------------------
                                                                           (restated)                           (restated)
Cash provided by (used in):
Operations:
    Net earnings                                       $     12,246     $      41,648      $      82,402     $      152,830
    Items not affecting cash:
      Depreciation and amortization                          32,428            33,483            104,099            108,936
      Goodwill amortization                                       -             7,940                  -             23,820
      Gain on disposal of investments                        (1,000)                -             (1,000)            (1,356)
      Future income taxes                                   (21,625)           22,942            (32,374)            82,104
      Non-controlling interest                                  319                 -              1,058                  -
      Amortization of deferred financing costs                  323               326                971                978
      Unrealized foreign exchange loss (gain) on
           long-term debt                                     2,799             3,639               (436)             5,077
      ----------------------------------------------------------------------------------------------------------------------

     Funds provided by operations                            25,490           109,978            154,720            372,389
     Changes in non-cash working capital balances           (11,465)          (40,015)            16,785            (79,669)
----------------------------------------------------------------------------------------------------------------------------
                                                             14,025            69,963            171,505            292,720

Investments:
    Business acquisitions, net of cash acquired              (3,050)           (2,883)            (3,050)           (32,255)
    Purchase of property, plant and equipment               (59,971)          (74,072)          (166,363)          (241,765)
    Purchase of intangibles                                     (63)           (5,762)            (2,149)            (5,762)
    Proceeds on sale of property, plant and                   8,386             6,068             25,688             19,323
      equipment
    Proceeds on disposal of investments                       1,872                 -              1,872              1,712
    Investments                                                   -              (745)              (147)              (745)
    ------------------------------------------------------------------------------------------------------------------------
                                                            (52,826)          (77,394)          (144,149)          (259,492)

Financing:
    Increase in long-term debt                               24,507            16,967             34,626             16,967
    Repayment of long-term debt                              (5,994)           (5,243)           (92,439)           (63,520)
    Deferred financing costs on long-term debt                    -                 -                  -               (38)
    Issuance of common shares on exercise of options          1,826             1,102             21,851             18,235
    Issuance of common shares on exercise of                      -                 -                  -              2,370
    warrants
    Change in bank indebtedness                              15,360            (5,395)            19,491            (27,944)
    ------------------------------------------------------------------------------------------------------------------------
                                                             35,699             7,431            (16,471)           (53,930)

----------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash                                  (3,102)                -             10,885            (20,702)
Cash, beginning of period                                    27,218                 -             13,231             20,702
---------------------------------------------------------------------------------------------------------------------------

Cash, end of period                                    $     24,116     $           -      $      24,116     $            -
============================================================================================================================
Funds provided by operations per share:
    Basic                                              $       0.47     $        2.07      $        2.89     $         7.04
    Diluted                                            $       0.46     $        2.05      $        2.83     $         6.84
============================================================================================================================

SEGMENT INFORMATION

                                               Contract       Technology      Rental and
THREE MONTHS ENDED SEPTEMBER 30, 2002          Drilling         Services      Production       Corporate
CDN $000's (unaudited)                            Group            Group         Group         and Other          Total
------------------------------------------------------------------------------------------------------------------------
Revenue                                   $     155,369   $      161,569  $       64,633   $       1,259  $     382,830
Operating earnings                               26,842           (7,840)         10,322          (5,698)        23,626
Research and engineering                              -            8,990               -               -          8,990
Depreciation and amortization                    14,552           13,028           3,744           1,104         32,428
Assets                                        1,279,871        1,084,803         236,983          71,945      2,673,602
Capital expenditures*                            10,530           44,307           3,237           1,960         60,034
------------------------------------------------------------------------------------------------------------------------


                                               Contract       Technology      Rental and
THREE MONTHS ENDED SEPTEMBER 30, 2001 (1)      Drilling         Services      Production       Corporate
CDN $000's (unaudited)                            Group            Group           Group       and Other          Total
------------------------------------------------------------------------------------------------------------------------

Revenue                                   $     242,385   $      170,307  $       61,003   $         321  $     474,016
Operating earnings                               75,657           12,597           8,610          (6,577)        90,287
Research and engineering                              -            7,187               -               -          7,187
Depreciation and amortization                    16,402           12,295           3,799             987         33,483
Assets                                        1,400,739          932,620         237,100          54,442      2,624,901
Capital expenditures*                            27,170           45,963           5,959             742         79,834
------------------------------------------------------------------------------------------------------------------------


                                               Contract       Technology      Rental and
NINE MONTHS ENDED SEPTEMBER 30, 2002 (1)       Drilling         Services      Production       Corporate
CDN $000's (unaudited)                            Group            Group           Group       and Other          Total
------------------------------------------------------------------------------------------------------------------------

Revenue                                   $     583,955   $      494,756  $      214,928   $       1,259  $   1,294,898
Operating earnings                              143,851          (15,782)         37,149         (20,914)       144,304
Research and engineering                              -           25,278               -               -         25,278
Depreciation and amortization                    46,829           42,704          11,336           3,230        104,099
Assets                                        1,279,871        1,084,803         236,983          71,945      2,673,602
Capital expenditures*                            29,534          121,329          14,947           2,702        168,512
------------------------------------------------------------------------------------------------------------------------


                                               Contract       Technology      Rental and
NINE MONTHS ENDED SEPTEMBER 30, 2001 (1)       Drilling         Services      Production       Corporate
CDN $000's (unaudited)                            Group            Group           Group       and Other          Total
------------------------------------------------------------------------------------------------------------------------

Revenue                                   $     783,277   $      504,719  $      207,804   $       1,788  $   1,497,588
Operating earnings                              227,457           59,501          42,404         (21,513)       307,849
Research and engineering                              -           22,434               -               -         22,434
Depreciation and amortization                    59,305           36,548          11,052           2,031        108,936
Assets                                        1,400,739          932,620         237,100          54,442      2,624,901
Capital expenditures*                            84,762          123,962          20,784          18,019        247,527
------------------------------------------------------------------------------------------------------------------------

*     excludes business acquisitions

(1) Certain expenses have been reclassified between segments to more appropriately reflect operating earnings.

CANADIAN DRILLING OPERATING STATISTICS

                                                           FOR THE NINE MONTHS ENDED SEPTEMBER 30,
                                                           2002                                2001
                                            ---------------------------------- -----------------------------------
                                                                       Market                              Market
                                             Precision   Industry*     Share %  Precision    Industry*     Share %
                                            ----------- ----------- ---------- ----------- ------------ ----------
Number of drilling rigs                            223         642       34.7         227          627       36.2
Number of operating days (spud to release)      23,379      67,602       34.6      33,920       94,717       35.8
Wells drilled                                    4,497      10,835       41.5       5,391       13,991       38.5
Average days per well                              5.2         6.2                    6.3          6.8
Metres drilled (000's)                           4,508      11,453       39.4       5,731       15,016       38.2
Average metres/day                                 193         169                    169          159
Average metres/well                              1,002       1,057                  1,063        1,073
Rig utilization rate (%)                          38.2        38.5                   54.6         56.5

* Excludes non-CAODC rigs.


A conference call to review the third quarter 2002 results has been scheduled for 12:00 noon MST on Tuesday, November 5, 2002. The conference call dial-in number is 1-888-881-4892.

A live webcast will be accessible at www.precisiondrilling.com.

Precision Drilling Corporation is listed on the Toronto Stock Exchange under the ticker symbol "PD" and on the New York Stock Exchange under the ticker symbol "PDS".

FOR FURTHER INFORMATION, PLEASE CONTACT DALE E. TREMBLAY, SENIOR VICE PRESIDENT FINANCE AND CHIEF FINANCIAL OFFICER, TELEPHONE: (403) 716-4500, FAX: (403) 264-0251; WEBSITE: WWW.PRECISIONDRILLING.COM.